UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 13)


                          The Procter & Gamble Company
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                                (Name of Issuer)


                  The Procter & Gamble Company Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   742718 10 9
                 ------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2004
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742718 10 9
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1.   Names of Reporting Persons;
     I.R.S. Identification Nos. of Above Persons (entities only).

     The Trustees of the Retirement Trust of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan;
     I.R.S. Identification Number: 31-0972657
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  NOT APPLICABLE

     (b)  NOT APPLICABLE
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3.   SEC Use Only
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4.   Citizenship or Place of Organization:

     Two Procter & Gamble Plaza, Cincinnati, Ohio 45202
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Number of      5.   Sole Voting Power:  0
Shares Bene-   -----------------------------------------------------------------
ficially
Owned by       6.   Shared Voting Power:  As of December 31, 2004, 116,171,404
Each Report-        shares of Common Stock.  Under the terms of the Trust,
ing Person          Plan participants are entitled to instruct the Trustees
with:               on how to vote shares allocated to their accounts.
               -----------------------------------------------------------------

               7. Sole Dispositive Power: As of December 31, 2004, 116,171,404 shares of Common Stock.
               -----------------------------------------------------------------

               8.   Shared Dispositive Power: 0
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     As of December 31, 2004, 116,171,404 shares of Common Stock.
----------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

     NOT APPLICABLE.


11.  Percent of Class Represented by Amount in Row (9): 4.3%
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12.  Type of Reporting Person: EP
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

                                  SCHEDULE 13G

Item 1.

     (a)  Name of Issuer:  The Procter & Gamble Company

     (b)  Address of Issuer's Principal Executive Offices:

          One Procter & Gamble Plaza, Cincinnati, Ohio 45202


Item 2.

     (a)  Name of Person Filing:   The Trustees of the Retirement Trust of
                                   The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan

     (b)  Address of Principal Business Office:

          Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

     (c)  Citizenship:  The Trust is organized under the laws of the
                        United States; its offices are located in the State of Ohio

     (d)  Title of Class of Securities:

          The Procter & Gamble Company Common Stock

     (e)  CUSIP Number:  742718 10 9


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
     (f)  [X]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);
     (g)  [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [ ]  Group, in accordance with Section 240.13ed-1(b)(1)(ii)(J).


Item 4.   Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount Beneficially Owned: As of December 31, 2004, 116,171,404 shares of Common Stock.

     (b)  Percent of Class: 4.3% (Rounded to nearest tenth)

     (c)  Number of shares as to which such person has:

          (i)    Sole Power to Vote or to Direct the Vote: 0

          (ii) Shared Power to Vote or to Direct the Vote: As of December 31, 2004, 116,171,404 shares of Common Stock. Under the terms of the Trust, Plan participants are entitled to instruct the Trustees on how to vote shares allocated to their accounts.

          (iii) Sole Power to Dispose or to Direct the Disposition of: As of December 31, 2004, 116,171,404 shares of Common Stock.

          (iv)   Shared Power to Dispose or to Direct the Disposition of: 0


Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     NOT APPLICABLE.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     NOT APPLICABLE.


Item 8.   Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identify and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     NOT APPLICABLE.


Item 9.   Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     NOT APPLICABLE.


Item 10.  Certification

     (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 15, 2005
                                        ----------------------------------------
                                                          Date

                                        THE RETIREMENT TRUST OF
                                        THE PROCTER & GAMBLE PROFIT SHARING
                                        TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN



                                        /S/ THOMAS J. MESS
                                        ----------------------------------------
                                        Thomas J. Mess, Secretary to the
                                        Trustees of the Plan